William N. Haddad

+1 212 479 6720

whaddad@cooley.com

December 4, 2015

Via EDGAR

Ms. Emily C. Drazan

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	You On Demand Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2015

File No. 001-35561

Dear Ms. Drazan:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) orally given via telephonic conversation on December 3, 2015 (the “Telephonic Conversation”) regarding the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced date.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comments orally given in the Telephonic Conversation, on a point by point basis. The Comment is set forth below in bold font and the Company’s response follows the Comment.

Capitalized terms not defined herein have the meaning ascribed to them in the Proxy Statement.

1.	Please provide analysis for whether financials are required under Item 13 pursuant to Rule 3-05 of Regulation S-X.

Response to Comment No. 1

The Company respectfully advises the Commission that the Company assessed whether or not financial statements of Tianjin Sevenstarsflix Network Technology Limited (“SSF”) would be required to be included in the Proxy Statement in accordance with Rule 3-05 of Regulation S-X and determined that the acquisition did not meet the conditions specified in Rule 3-05(b)(2). In accordance with such rules, the Company analyzed the significance to the Company of the SSF acquisition under each of the asset test, the investment test and the pre-tax income test set forth in the rules, and none of these tests exceeded 20%. Based on this determination, the Company did not include the financial statements of SSF.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036

t: (212) 479-6000  f: (212) 479-6275  cooley.com

Ms. Emily C. Drazan

Page Two

2.	Please provide analysis of how the fair market value was determined of the deferred contingent consideration of 15.0 million shares issuable in connection with the Tianjin Agreement.

Response to Comment No. 2

The Company respectfully advises the Commission that the terms of the deferred contingent consideration issuable in connection with the Tianjin Agreement were the result of extensive and protracted arms’ length negotiations between two independent parties. More specifically, the thresholds and terms for “Homes/Users Passed” and “Business Net Income” were heavily negotiated between the Company and Tianjin. In order to illustrate the extent to which meeting the necessary thresholds to receive the earn-out shares would be transformative to the Company, as of November 24, 2015, the Company had 24,249,109 shares of common stock outstanding, while having a net loss of $6.6 million for the nine months ended September 30, 2015. In the event that SSF reaches the earn-out target of 50.0 million Homes/Users Passed or $4.0 million net income for the year ending December 31, 2016, the Company would issue only 5.0 million shares of its common stock, or 13.2% of the then outstanding shares of common stock (reflecting the issuance of the shares contemplated in the SSS transaction, or 10.8% assuming full conversion of the outstanding Preferred Stock) to Tianjin. The Company notes that succeeding higher thresholds are then required for each subsequent year in the earn-out period, which again would reflect significant growth and have a major impact, if achieved, on the Company’s results of operations.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 479-6720.

Sincerely,

/s/ William N. Haddad
William N. Haddad

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036

t: (212) 479-6000  f: (212) 479-6275  cooley.com